Pelcor, Inc.

109 Mills Cove

Victoria, British Columbia

Canada V9B 6R8

(250) 992-1895

March 12, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Re:

Request to Withdraw Registration Statement on

Form SB-2 (RW) - SEC File Number 333-147366

Dear Sirs:

We previously filed a request for withdrawal of the above-reference registration statement on Form SB-2.  We hereby request that such request for withdrawal be withdrawn.  We intend to refile a revised request for withdrawal containing additional information.

Yours truly,

PELCOR, INC.

/s/ Christopher Walker

Christopher Walker

President